United States securities and exchange commission logo





                             November 23, 2022

       David Byrnes
       Chief Financial Officer
       MSGE Spinco, Inc.
       Two Pennsylvania Plaza
       New York, NY 10121

                                                        Re: MSGE Spinco, Inc.
                                                            Draft Registration
Statement on Form 10-12B
                                                            Filed October 26,
2022
                                                            CIK No. 0001952073

       Dear David Byrnes:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Preliminary Information Statement

       Cover Page

   1. Please revise the Information Statement cover page to disclose that you will be a controlled company.
Please disclose the percentage of voting power to be held by the Dolan Family Group
following the Distribution and, if true, that this stockholder group will have the ability
to determine all matters requiring approval by stockholders.
   2. Please revise the Information Statement cover page to more clearly detail the company's dual-class voting
structure. Disclose the voting power difference between the two classes of shares, quantify the
voting power that the Class B Common Stock will have after the
                                                        Distribution due to the
disparate voting rights attached to the two classes of shares and identify the holder or
holders of such shares.
 David Byrnes
MSGE Spinco, Inc.
November 23, 2022
Page 2
Summary
Company Information, page 5

3. Please include a graphic depiction and brief narrative of the company's corporate structure after the Distribution that includes the ownership and voting control of MSGE Spinco,
         Inc. Please include the ownership and voting percentages of the public versus the Dolan
         Family Group.
Securities to be Distributed, page 8

4. We note your disclosure that MSG Entertainment will retain approximately 33% of your common stock immediately following the Distribution. Please revise to clarify if those shares of common stock will be Class A or Class B shares. Please revise the Information
         Statement throughout accordingly.
Questions and Answers About the Distribution, page 14

5. Please revise to add a question and answer regarding the company's duel-class structure including the ownership and voting control of the company after the Distribution. In this regard, we note that the company will be a controlled company after the Distribution controlled by the Dolan Family Group. Please revise to discuss the implications of these disparate voting rights and voting control after the Distribution to include its effect on public stockholders of the Class A Common Stock.
General Risk Factors, page 20

6. We note your disclosure here and throughout the Information Statement regarding the impact of the COVID-19 Pandemic on your Business. Please revise, to the extent practicable, to quantify the material impacts COVID-19 has had on the company's business and operations. Please include enough detail so that shareholders can appreciate the discussed risk. In addition, given your statement on page 71 that [i]n response to COVID-19, measures have been taken to ensure that health and safety protocols are in place and enforced throughout our offices and our venues, to the extent
         applicable, discuss how management is responding to evolving events, and how it is planning for COVID-19-related uncertainties. Please make conforming changes throughout the document.
Risk Factors, page 20
FirstName LastNameDavid Byrnes
7. Please revise to add a risk factor to discuss the potential consequences to public
Comapany   NameMSGE
       stockholders if theSpinco, Inc.
                           MSG Entertainment     board of directors decides to
cancel the
       Distribution
November   23, 2022or  otherwise
                     Page  2      materially amend the terms of the
Distribution.
FirstName LastName
 David Byrnes
FirstName LastNameDavid   Byrnes
MSGE Spinco,   Inc.
Comapany 23,
November  NameMSGE
              2022     Spinco, Inc.
November
Page 3    23, 2022 Page 3
FirstName LastName
We Have Substantial Indebtedness and Are Highly Leveraged, Which Could Adversely Affect
Our Business, page 34

8. Please revise to quantify your outstanding indebtedness and your current debt service obligations.
The Distribution
Results of the Distribution, page 48

9. Please revise to expand your disclosure and name the agreements you have, or will, entered into with MSG Entertainment and MSG Sports in connection with the
         Distribution. In addition, if not already provided, please file these agreements as exhibits or tell us why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.
Business
General, page 54

10. We note that the company's business will include two segments, Entertainment and MSG
         Networks. To the extent possible, please quantify the percentage of revenue and loss that each contributes to the company for the periods included in this Information Statement.
Adjusted operating income (loss) ("AOI"), page 89

11. Please tell us your calculation of the non-GAAP adjustment for non-cash portion of arena license fees from MSG Sports in fiscal years 2022 and 2021. Please also tell us how you determined that this adjustment does not substitute individually tailored recognition and measurement methods for those of GAAP. Refer to Question 100.04 of the Non-GAAP
         Financial Measures Compliance and Disclosure Interpretations.
12. Please disclose the nature of the adjustment for other purchase accounting and explain why you believe the impact of purchase accounting adjustments related to business acquisitions should be excluded from the adjusted operating income calculation.
Business Segment Results
Entertainment
Restructuring charges, page 102

13. Please revise to include a brief description of the cost savings initiatives which you state were implemented in order to streamline operations and preserve liquidity.
Corporate Governance and Management
Our Directors, page 116

14. Please revise here or in another section to identify the members of your board and management who will also hold positions at related entities, such as MSG Entertainment,
         MSG Sports and/or AMC Networks.
 David Byrnes
FirstName LastNameDavid   Byrnes
MSGE Spinco,   Inc.
Comapany 23,
November  NameMSGE
              2022     Spinco, Inc.
November
Page 4    23, 2022 Page 4
FirstName LastName



Other Arrangements and Agreements with MSG Sports and/or AMC Networks, page 163

15. We note the introduction contemplates the sharing and allocation of various costs. Please revise to discuss in greater detail how these costs will be allocated between the related companies. Additionally, we note that the descriptions of the various related-party agreements are overly vague and do not specifically detail revenue sharing percentages, commissions, fees, costs, lump sum payments, dollar amounts involved in the transactions, etc. Please revise each summary to specifically detail the anticipated relationship between these related-parties following the Distribution. All revenue sharing, percentages, commissions, fees, costs, payments, dollar amounts involved between the related-parties should be specifically described and quantified. Refer to Item 404 of
         Regulation S-K.
Arena License Agreements, page 164

16. Please revise the third, fourth and fifth paragraphs to specifically quantify all revenue sharing percentages. Additionally, we note from the exhibit index that you intend to redact certain information from these related-party agreements. Please note that all material information to shareholders related to these agreements must be disclosed pursuant to Item 404(a) of Regulation S-K. Consequently, we may have additional comments upon review of any redactions to any related-party agreements including the
         Arena License Agreements, Sponsorship Sales and Representation Agreements, etc.
Group Ticket Sales and Service Representation Agreement, page 165

17. Please revise to specifically quantify the commission to be paid to MSG Sports for any ticket sales.
Sponsorship Sales and Service Representation Agreements, page 165

18. Please revise to specifically quantify all commissions and fixed payments under these agreements.
Team Sponsorship Allocation Agreement, page 165

19. Please revise to specifically quantify and discuss in greater detail the revenue split between the two companies and any lump sum payments.
Note 1. Description of Business and Basis of Presentation, page F-12

20.      Your disclosure indicates that    transfers of cash both to and from
MSG Entertainment are
         included as components of MSG Entertainment investment on the combined statements of
         divisional equity   , and    distributions made by MSG Entertainment
to the Company or to
         MSG Entertainment from the Company are recorded as transfers to and from MSG
         Entertainment, and the net amount is presented on the combined statements of cash flows
 David Byrnes
MSGE Spinco, Inc.
November 23, 2022
Page 5
      as Net transfers to/from MSG Entertainment and MSG Entertainment   s
subsidiaries.
      Please tell us how you presented the Net transfers to/from MSG Entertainment and MSG
      Entertainment's subsidiaries in your combined statements of cash flows. Please reconcile
      the amounts reported as    Change in MSG Entertainment Investment    in
your combined
      statements of cash flows to the amounts reported as    Net decrease in
MSG Entertainment
      Investment    in your combined statements of divisional equity for all
fiscal years reported.
Notes to Combined Financial Statements
Note 4. Revenue Recognition, page F-25

21. We note your narrative disclosure that certain revenues are accounted for under ASC 842.
      In your tabular disclosure of disaggregation of revenue, please consider including an additional line item (with an additional subtotal, if desired) to include revenue recognized under ASC 842 so that the table reconciles to total revenue on your combined statements of operations.
       You may contact Suying Li at 202-551-3335 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact
Jennie Beysolow at 202-551-8108 or Donald Field at 202-551-3680 with any other questions.



                                                            Sincerely,
FirstName LastNameDavid Byrnes
                                                            Division of
Corporation Finance
Comapany NameMSGE Spinco, Inc.
                                                            Office of Trade &
Services
November 23, 2022 Page 5
cc:       Robert W. Downes, Esq.
FirstName LastName